11016407

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 5 2011
WASH, D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67678

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blue Fire Capital LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
311 S. Wacker Drive, Suite 2000
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Stathis 312-242-0518
(Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Peter Stathis, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of **Blue Fire Capital LLC**, as of December 31, 2010 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO
Title

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2011

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[ ] (c) Statement of Income
[ ] (d) Statement of Changes in Member's Equity
[ ] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditor's Report on Internal Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
BLUE FIRE CAPITAL, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of BLUE FIRE CAPITAL, LLC as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BLUE FIRE CAPITAL, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Schultz & Chez, LLP

Chicago, Illinois
February 8, 2011

BLUE FIRE CAPITAL, LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$	654,643
Certificate of deposit		183,402
Equity securities owned, at market value		18,614,108
Receivables from clearing brokers		35,063,781
Property, furniture and equipment, net		2,744,088
Exchange memberships, at cost (market value $2,484,000)		4,714,800
Other assets		6,285,554
TOTAL ASSETS	$	68,260,376

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Equity securities sold, not yet purchased, at market value	$	35,427,456
Accounts payable and accrued expenses		2,326,627
Loans payable		1,062,240
Total Liabilities		38,816,323
Members' Equity		29,444,053
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	68,260,376

See accompanying notes

BLUE FIRE CAPITAL, LLC
(an Illinois Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

(1) NATURE OF BUSINESS AND ORGANIZATION

BLUE FIRE CAPITAL, LLC, (the "Company") an Illinois Limited Liability Company, operates as a trader and is a member of various futures exchanges. The Company was organized in July, 2007.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Securities owned and securities sold, not yet purchased, held in firm trading accounts, are carried at market value. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income. Also included in firm trading revenue are volume-based incentive fees earned from exchanges and electronic-communications networks.

Furniture and equipment is recorded at cost and is depreciated over its estimated useful life using an accelerated method. At December 31, 2010, accumulated depreciation was $3,338,999. During the year ended December 31, 2010, there were dispositions totaling $885,243.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *INCOME TAXES*

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members. The Company is subject to Illinois replacement tax.

ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2010.

(4) *DERIVATIVE INSTRUMENTS*

In the normal course of conducting business as a trader, the Company engages in transactions involving derivative instruments, options and futures, for trading purposes. The Company does not enter into derivatives for hedging purposes. ASC 815-10 requires the disclosure of certain quantitative data related to derivative contracts. There were no open option positions at December 31, 2010. The following table indicates the fair values of futures contracts as separate assets and liabilities as of December 31, 2010.

ASSETS		
Futures Contracts		
Indicies	$	75,295
Currencies		146,966
Energy		269,775
Metals		15,590
Agricultural		1,310
Total unrealized gain on open futures contracts	$	508,936
LIABILITIES		
Futures Contracts		
Indicies	$	(42,923)
Total unrealized loss on open futures contracts	$	(42,923)
Net unrealized gain on open futures contracts*	$	466,013

* This amount is a component of "Receivables from clearing brokers" on the Statement of Financial Condition.

(4) DERIVATIVE INSTRUMENTS (CONTINUED)

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices volatilities, credit spreads, or other risks, such as liquidity. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded contracts, the Chicago Mercantile Exchange acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties of specific positions.

Concentration of Credit Risk

The Company clears all of its trades through multiple clearing brokers. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of their clearing brokers.

(5) *FAIR VALUE MEASUREMENTS*

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

At December 31, 2010, all financial instruments of the Company are listed and actively traded and, accordingly, are classified as Level 1. No valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(6) *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of approximately $7,322,000 which exceeded requirements by approximately $7,145,000 and the ratio of aggregate indebtedness to net capital was less than 1:1.

The Company is a clearing member of the Chicago Mercantile Exchange (CME) and, as such, is required to own and place on deposit with the exchange 7,750 shares of CME stock. The Company carries this asset at cost and is included in "Other assets" on the statement of financial condition.

(7) *COMMITMENTS*

During the year, the Company entered into a noncancelable agreement with the owner of a data communication line which grants the use of their network over a period terminating July 2015. Future monthly lease payments for these rights are $175,188 ($2,102,257 annually). The agreement also required an upfront lease fee payment of $2,160,000. The total of all required lease payments are amortized over the term of the lease with any unamortized payments (prepaid lease expense) reflected on the statement of financial condition as a component of "Other assets".

The Company also leases office space and equipment under noncancelable lease agreements that expire at various dates through August 31, 2012.

At December 31, 2010, the aggregate future minimum annual lease commitments, exclusive of maintenance costs and taxes, are as follows:

December 31,	Amount
2011	$ 2,648,602
2012	2,312,047
2013	2,102,256
2014	2,102,256
2015	1,226,316
Total	$ 10,391,477

The Company is required to maintain two security deposits; one cash deposit in the amount of $1,000,000 (which is included in "Other assets") and the other in the form of a letter of credit in the amount of $183,402. The latter security deposit is collateralized by a bank certificate of deposit owned by the Company.

(8) LOANS PAYABLE

The Company borrowed $1,100,000 on August 10, 2010 from one of its carrying brokers. The loan bears interest at the prime rate plus 7% (10.25% at year-end) and requires monthly payments until its maturity on August 31, 2011. The outstanding loan balance at December 31, 2010 was $752,105.

The Company entered into an installment payment agreement with an equipment vendor related to the purchase of certain computer equipment. The loan bears an interest rate of 11.14% and requires monthly payments until its maturity on September 1, 2011. At December 31, 2010, the outstanding loan balance was $244,764. The assets purchased are pledged as security on this loan.

Additional equipment loans with outstanding balances at December 31, 2010 aggregating to $65,371 are due at various times through September 2013. These loans are secured by the assets purchased.

(9) EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit-sharing plan (the Plan) covering all eligible employees of the Company. The Company may make discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan Agreement. There were no matching contributions during the year.

(10) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 8, 2011, which is the date the financial statement was available to be issued. No events have occurred from the date of the financial statement to February 8, 2011, which would require adjustments to or disclosure in the accompanying financial statement.

Blue Fire Capital, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010